02020100

ARIS

P.E.
12-31-01

amazing stories of astonishing feats.

The Genentech 2001 Annual Report

INC



christine giggles.

Herceptin®

She thought it was over in 1989, the year her mother succumbed to breast cancer. But Christine's battle with cancer was just beginning. Months later, she was diagnosed with the same disease. Through surgery and radiation, she soon had the cancer in remission. Then, nine years later, it returned and spread to her brain, and Christine again fought back. She asked for tests to determine if she was a candidate for treatment with Herceptin, a therapy for women with HER2-positive metastatic breast cancer that can provide a significant survival benefit against the tenacious disease. Herceptin is a precisely targeted therapeutic that can destroy cancer cells without subjecting patients to many of the toxic side effects seen with chemotherapy and radiation. Christine began treatment in 1999 and is still taking Herceptin and doing well. She's enjoying time with her husband and two teenage daughters at her home near the ocean. She's also spreading the word about her type of breast cancer because she knows the battle is still going on for her and for others.

rowan sings her abc's.

Pulmozyme®

Life can hinge on incredibly small things, such as a single-letter mutation in the gene responsible for normal fluid secretion in respiratory pathways. The result is cystic fibrosis, a condition that consigns young children to a lifetime of lung and upper respiratory infections that progress until breathing itself is no longer possible. Rowan takes Pulmozyme to help her lungs work better. When approved in 1993, Genentech's Pulmozyme was the first new therapeutic drug for the management of cystic fibrosis in 30 years. Pulmozyme helps Rowan enjoy things other two-year-olds like to do, such as sing herself a little song.



vincent's feet touch the ground.

Nutropin Depot®

Most five-year-olds know the drill: eat breakfast, go out and play, get bigger. Vincent fits right in — with a little help from biotechnology. Three years ago, he had stopped growing and was diagnosed as deficient in human growth hormone. The first company to market recombinant human growth hormone in 1985, Genentech received approval two years ago for Nutropin Depot, a long-acting version of recombinant human growth hormone, for children with growth hormone deficiency. Today, Vincent's monthly shot makes it easier for him to touch the ground when he's on his tractor.


eXCavator


GreenAll
FERTILIZER
REDWOOD MULCH

Jack is going to tackle the garden today.

TNKase™

"Time is muscle," say cardiovascular physicians. They mean that the longer the heart muscle goes without oxygen following a heart attack, the more heart tissue that cannot recover when blood flow is restored. When Jack had a heart attack last year, he was treated immediately with Genentech's "clot-buster," TNKase, which activates the body's highly efficient system for breaking down blood clots. Blood flow was shortly restored to Jack's heart and his condition improved. This is good news for the gardening and hardware stores in Jack's neighborhood. Jack, their biggest customer-to-be, had just started his retirement when the heart attack hit, and now he has plenty of projects planned around the house.



iqbal is: at work.

Rituxan®

When Iqbal Grewal's doctor was preparing for the difficult task of telling him that he had a dangerous form of cancer, non-Hodgkin's lymphoma, Iqbal made it easier. "I'm an immunologist," he said. "I understand." In fact, he's a researcher at Genentech, discovering and developing molecules that could be used to treat cancers and immune disorders. So he knew that Genentech and IDEC Pharmaceuticals had developed the world's first monoclonal antibody approved for the treatment of cancer: Rituxan. Like Herceptin, Rituxan attacks cancer cells in a targeted fashion, without many of the side effects that may occur with chemotherapy and radiation. After successful treatment with a Rituxan regimen, Iqbal returned to work with a fresh perspective. Now that he's back at work, he's more motivated than ever to discover and develop other drugs like Rituxan that address unmet medical needs.


Iqbal



Luke stops only for the finish line.

Xolair™

Almost anything could set it off: dust, pollen, smoke. It's allergic asthma, and Luke was diagnosed with it shortly after his first birthday. For the next 16 years, he experienced frequent "asthma events" that forced him to stop what he was doing, take rescue medication, and sometimes end up in the emergency room. He still joined the track team at his high school because he loves to run. Then his doctor enrolled him in a clinical trial for Xolair, an experimental therapy that blocks the process of inflammation and interrupts the allergic cascade that causes an asthma attack. Luke soon felt the difference. So now when he pulls on his running shoes to work out with the team, he's not thinking about stopping in the middle of his run to catch his breath or take some medicine. He's just thinking about how fast he can go.*

to kadesta sunsets feel better than they look.



Xanelim™

Kadesta doesn't miss the scarves. She used to wear two of them: one to cover the inflamed, scaly patches of skin from her adult-onset psoriasis, and the other to make a fashion statement. Because the psoriasis also covered much of Kadesta's body, she had to dress in loose-fitting clothes that minimized chafing and the resultant itching. Her former wardrobe stayed in her closet. Then her doctor enrolled Kadesta in a Phase III clinical trial for Xanelim, an experimental monoclonal antibody that breaks the chain of cellular events which lead to psoriasis. Within weeks, her psoriasis symptoms were greatly reduced. Now she's free once again to go bareheaded to the beach.*

*These are real patient stories. While these patients have had positive responses with these experimental therapies, they are currently in clinical development and their safety and efficacy profile is still under review by the U.S. Food and Drug Administration.

to our stockholders:

Arthur D. Levinson, Ph.D.
Chairman and Chief Executive Officer



2001 was a strong year for Genentech on many fronts, with one new product approved, four new projects added to our pipeline, 10 projects in late-stage development, and the foundation in place to begin preparations for the greatest commercialization phase in the history of the company. We hit two significant milestones in 2001, surpassing $2 billion in total revenues and $1 billion in oncology sales.

On the financial front, we had strong top-line and bottom-line growth in 2001, with total revenues growing 27 percent[1], product sales growing 36 percent and earnings-per-share[2] growing 25 percent[1]. Our fundamentals remain strong and we continue to make progress towards the 5X5 goals, our five-year plan running through 2005. I'm proud to say that Genentech continues to deliver on the promise of biotechnology.

While we made significant progress on several of our late-stage clinical programs, we did encounter regulatory delays with two of our programs—Xolair for adult allergic asthma and Xanelim for moderate-to-severe psoriasis. These programs required additional clinical work in order to complete their submissions but in each case we are working closely with the U.S. Food and Drug Administration (FDA) to help assure that ultimate filing packages will support approval. We are fully committed to these products and expect to file a Biologics License Application (BLA) for Xanelim and an amended BLA for Xolair with the FDA in 2002.

Financial Performance[1]

In 2001, we made excellent progress toward our longer-term growth and financial targets in the 5X5 plan. Our earnings goal is average annual EPS growth of 25 percent[1] during that period, and we were right on track in 2001 and in fact have averaged 30 percent[1] over the past three years. The possibility of multiple product launches in 2003 would put us ahead of our 5X5 goal of five new products or indications approved by 2005, as we have already averaged a product launch every year since 1999. In fact, we have averaged a product launch every year since 1996. We have a 5X5 goal of generating $500 million in new revenues from acquisitions, alliances, and partnerships by 2005, and we continue to make great progress in this area with approximately 30 strategic alliances, seven formed in 2001. In addition, we have a productivity goal of net income as a percentage of revenues and strive for putting 25 percent[1] of revenues to the bottom line. The exceptional performance of Rituxan contributed significantly to our earnings growth. Rituxan earnings, however, are reduced by the share due our partner, IDEC Pharmaceuticals, resulting in movement of our 2001 productivity measure to 18 percent[1] versus 19 percent[1] in 2000. And importantly, we leave 2001 on track to surpass our goal of having five significant new products or indications in late-stage clinical trials by 2005. These goals represent our commitment to build for long-term growth while continuing to deliver strong financial returns.

Products and Pipeline

Our product portfolio and our pipeline both expanded during the year. In the third quarter, we received approval for an additional indication for our thrombolytic product Activase, Cathflo™ Activase®, for catheter clearance, which represents our ability to fully leverage our expertise and to maximize our current product portfolio. On the development side, we moved four projects from the laboratory into the clinic in 2001, and another three made the transition in the first weeks of 2002. Our pipeline has never been so full or so promising, with approximately 20 projects in development. We continue to remain focused on areas of significant unmet medical needs, including cancer, cardiovascular disease and, a new focus, immunology. Heart disease and cancer are the top two disease killers in the United States and immune disorders affect more than a fifth of the population in the United States.

With $1.17 billion in product sales from Rituxan and Herceptin, Genentech is already one of the world's top providers of anti-cancer therapies, and our goal is to be the leader by 2005. At the American Society of Clinical Oncology (ASCO) and the American Society of Hematology (ASH) conferences in 2001, Genentech's clinical researchers presented numerous papers concerning Avastin™, Herceptin, Rituxan, and Tarceva™. All four are in Phase III clinical trials for new oncological applications, and we have three additional oncology products in earlier stages of development.

One of the studies we presented at ASCO in May of 2001 showed that a new test called FISH (fluorescence in situ hybridization) was an appropriate method to identify metastatic breast cancer patients with HER2-positive tumors that may be eligible for Herceptin therapy. In December of 2001, the FDA's Oncologic Drug Advisory Committee (ODAC) voted unanimously to include information on FISH in the Herceptin label.

At ASH, with our partners IDEC and Roche[3], we announced the final results of a study evaluating the combination of Rituxan and chemotherapy that indicated potential extended survival benefit in patients with aggressive non-Hodgkin's lymphoma (NHL). Also at ASH, with partner IDEC, we announced initial positive results of three studies that examine the role of Rituxan alone and in combination with chemotherapy as early front-line treatment for newly diagnosed patients with chronic lymphocytic leukemia.

While Rituxan will remain central to our oncology program, we believe it has potential in other areas as well. At the end of 2001, with our partner IDEC, we announced that we are developing Rituxan for immune thrombocytopenic purpura (ITP)—the first potential use of Rituxan for a nonmalignant, autoimmune disorder.

Immunology is an area of rapidly growing strength for Genentech, as we now have immunological projects in every stage of development, from pre-Investigational New Drug (IND) to post-BLA. Two of our early-stage projects, Rituxan for ITP and Xanelim for rheumatoid arthritis, are based on existing, well-characterized monoclonal antibodies that we have already demonstrated to be safe in other applications. To head our growing immunology department and advance our work in this strategic field of research, during the year we hired Andrew Chan, M.D., Ph.D., one of the country's leading immunologists.

Genentech is one of the few biotechnology companies with multiple marketed products for cardiovascular applications. At the annual meeting of the European Society of Cardiology, we along with collaborators Aventis S.A., and Boehringer Ingelheim, announced ASSENT 3 trial results demonstrating full-dose TNKase with low-molecular-weight heparin as a promising reperfusion therapy regimen.

Building the Business

A quarter-century ago, Genentech's founders Herb Boyer and Bob Swanson predicted that a company with the right people and infrastructure could create new, commercially successful drugs from biotechnology research. We're still proving their prediction true by attracting the right people and giving them the conditions to succeed. Genentech scientists publish an average of 250 to 300 papers a year and are among the top one percent of researchers in the world in terms of total citations, a record no other biotechnology or pharmaceutical company can match. To lead, direct, and inspire their efforts, Richard H. Scheller, Ph.D., from Stanford University joined the company in March 2001. Richard is an outstanding scientist, and we have already benefited from his leadership of our research and drug discovery activities. To continue to remain at the forefront of scientific research, in 2001 we began a major expansion of our Founders' Research Center. When this project is finished, the Center will be the world's largest single-site facility for biotechnology research.

Genentech scientists publish an average of 250 to 300 papers a year and are among the top one percent of researchers in the world in terms of total citations.

Genentech is strongly positioned to capitalize on our understanding of the human genome, as we have had a concerted effort for the past five years in the genomics and bioinformatics areas. We have already filed patent applications on more than 1,200 full-length DNA sequences and are continuing our work to understand the underlying biology and therapeutic potential of these genes and the proteins they express.

One of the challenges of working at the leading edge of research is protecting intellectual property. We achieved a number of important intellectual property victories in 2001, the most important being a decision by the U.S. Patent and Trademark Office that granted Genentech and our collaborator a patent covering the basic, fundamental methods now used to make antibodies by recombinant DNA technology. This broad patent is a major victory for our scientific and legal teams, who have already secured approximately 4,000 patents worldwide and have another 3,600 pending.

People Drive Our Success

Over a quarter of a century after the birth of Genentech and the biotechnology industry, we continue to create and sustain a culture of excellence without sacrificing our values. We are the only biotechnology company in *Fortune* magazine's 2002 list of "100 Best Companies to Work For," which we have made for four consecutive years. *Working Mother* magazine has included Genentech 10 times in its list of "100 Best Companies for Working Mothers." We also continue to provide our products free of charge to patients who are uninsured or underinsured. More than 4,400 patients participated in this program last year. In 2001, we donated drugs with a total market value of $48 million, keeping our promise that no one will go without a Genentech product based on financial reasons alone. Consistent with our mission of addressing unmet needs, Genentech provided more than $5 million in support of nonprofit organizations in 2001. In addition, Genentech continued to support key nonprofit educational, civic, cultural and social service organizations in its own South San Francisco and Vacaville, Calif., communities. The values that underlie these achievements have been formed over nearly 26 years of scientific, commercial, and financial leadership of our industry, and they continue to motivate and inspire us.

> We are the only biotech company in *Fortune* magazine's 2002 list of "100 Best Companies to Work For," which we have made for four consecutive years.

The year ahead will be exciting for Genentech. We anticipate filing up to four BLAs and up to five IND applications with the FDA during the year, while ramping up resources for potential multiple product launches in 2003. Meanwhile, we will be advancing the many projects in our pipeline and managing our 10 marketed products. In closing, I want to thank the thousands of employees and stockholders who have been part of our growth and success so far, and welcome those of you who have joined us in the past year. I also want to acknowledge the patients, along with their families and physicians, who put their trust in us. Their lives, health, and happiness are the truly amazing stories of astonishing feats.

Sincerely,

Arthur D. Levinson, Ph.D.
Chairman and Chief Executive Officer

(1) Based on pro forma amounts, which exclude the ongoing impact of the 1999 redemption of Genentech's Special Common Stock and related accounting treatment and the cumulative effect of accounting changes in 2001 and 2000. See the "financial highlights" on page seventeen for further information on pro forma amounts.

(2) Based on pro forma diluted earnings-per-share. See also the "financial highlights" on page seventeen for further information on pro forma amounts.

(3) Roche is also known as F. Hoffman-La Roche Ltd., an affiliate of Roche Holdings, Inc.

The statements made in this letter relating to the number of expected IND and BLA filings, number of expected new projects in late-stage clinical trials, potential launch of multiple new products or new indications for existing products, and the estimated BLA filing time frames for Xanelim and Xolair are forward-looking and the actual number of IND or BLA filings, number of new projects in late-stage clinical trials, number of products launched and timing of launch dates could differ materially. Among other things, the number of filings, number of projects in late-stage clinical trials and filing time frames could be impacted by unexpected safety issues, poor efficacy or pharmacokinetic results and additional time requirements for data analysis, BLA preparation, discussions with the FDA, additional preclinical or clinical studies or manufacturing process modifications. The number of product launches and launch dates could be impacted by all of the foregoing and FDA actions or delays, failure to receive FDA approval and manufacturing problems.

have an idea. make it real. change a life. repeat.

Genentech's development pipeline continues to grow, now numbering approximately 20 projects in three therapeutic focus areas, as well as an additional category for projects outside of these focus areas. More than half the projects result from our industry-leading expertise in monoclonal antibodies. The pipeline is also balanced between breakthrough innovations and new indications for existing, well-understood products that may fight more than one disease or more than one form of a disease.

Development Pipeline

KEY

- ☐ Oncology
- ☐ Cardiovascular Disease
- ☐ Immunological Disease
- ☐ Other Unmet Needs

Pre-IND	Phase 1	Phase 2	
Anti-CD40 Antibody HEMATOLOGIC MALIGNANCIES	2C4 Antibody SOLID TUMORS	Anti-CD11a Antibody[1] RHEUMATOID ARTHRITIS	
Anti-Tissue Factor ACUTE CORONARY SYNDROME	AMD-Fab AGE-RELATED MACULAR DEGENERATION	LDP-02 Antibody INFLAMMATORY BOWEL DISEASES	
Trastuzumab-DM1 SOLID TUMORS	Anti-CD11a Antibody PREVENTION OF KIDNEY TRANSPLANT REJECTION		

Anti-CD40 developed with Seattle Genetics; Xanelim Anti-CD11a Antibody developed with Xoma Ltd.; LDP-02 Antibody developed with Millennium Pharmaceuticals, Inc.; Herceptin adjuvant studies in early-stage breast cancer being conducted with F. Hoffmann-La Roche and U.S. National Cooperative Groups; Nutropin Depot developed with Alkermes, Inc.; Rituxan Antibody developed with IDEC Pharmaceuticals Corporation in the United States; Tarceva developed with OSI Pharmaceuticals, Inc. and Roche; Xolair Anti-IgE Antibody developed with Novartis Pharmaceuticals Corporation and Tanox, Inc.

(1) Preparing for Phase 2 clinical trials

(2) Preparing for Phase 3 clinical trials

Oncology

In 2001 Genentech realized more than $1 billion in revenues from marketed oncology products, and we are focused on becoming the industry leader in cancer therapies. Nine projects in our pipeline are aimed at various cancers, including breast, colon, lung and pancreatic, plus non-Hodgkin's lymphoma, other hematologic malignancies and solid tumor cancers.

Immunological Disease

Genentech's rapidly growing expertise in immunology is represented in all three clinical trial phases, with projects targeting disease states affecting circulation, respiration, joints, the skin and transplant rejection. Two of the most advanced projects in our pipeline, Xolair for adult allergic asthma and Xanelim for moderate-to-severe psoriasis, are aimed at immunological conditions.

Cardiovascular Disease

Genentech's pipeline has one potential product and one potential new indication for an already marketed product in the cardiovascular category. From our established position in the thrombolytic field, we are branching out to address such significant disease conditions as acute coronary syndrome.

Other Unmet Needs

Genentech considers other interesting projects that fall outside these three therapeutic focus areas, provided they utilize the company's significant expertise and address medical needs in areas where few effective therapies exist. Two such projects are moving through the development pipeline, including a potential new indication for use of Nutropin Depot in adults with growth hormone deficiency. The product is already approved and marketed for use with children who are deficient in growth hormone.

Phase 3

Avastin™
COLON CANCER

Avastin™
REFRACTORY BREAST CANCER

Cathflo™ Activase®
PREVENTION OF CATHETER OCCLUSION IN HEMODIALYSIS

Herceptin®
ADJUVANT BREAST CANCER

Nutropin Depot®
ADULT GROWTH HORMONE DEFICIENCY

Rituxan®[2]
IMMUNE THROMBOCYTOPENIC PURPURA

Rituxan®
INTERMEDIATE/HIGH-GRADE NON-HODGKIN'S LYMPHOMA

Tarceva™
PANCREATIC CANCER

Tarceva™
LUNG CANCER

Xanelim™
PSORIASIS

Pending FDA Approval

Nutropin AQ Pen™
ADULT AND PEDIATRIC GROWTH HORMONE DEFICIENCY
CHRONIC RENAL INSUFFICIENCY
TURNER SYNDROME

Xolair™
ALLERGIC ASTHMA

doing good starts with doing it all.

Genentech has the biotechnology industry's most extensive track record in all phases of bringing new disease treatments to patients. From basic research through development, commercialization and manufacturing, Genentech has all the capabilities to achieve both short-term and long-term success.

Research

Research is the wellspring of potential products, and Genentech's research organization is among the world's finest. More than 500 scientists and technicians in the Founders Research Center focus on oncology and immunology — while closely monitoring other fields where their discoveries could lead to other potential products. Collectively, they publish hundreds of papers and file hundreds of patent applications each year.

Development

Laboratory and clinical development is the essential bridge from basic science to patient benefit. Therapeutic proteins must be delivered into the body safely, and their effectiveness must be measured and documented in order to secure marketing approval. Genentech's development pipeline, shown on pages 14 and 15, illustrates the breadth and depth of our development activity.



Commercialization

Commercial translates research and development innovations into changes in medical practice that enhance and extend patients' lives. The Commercial team's unique consultative education, sales, marketing, and distribution models have resulted in 10 successfully marketed products to date. Genentech's products lead in each of their respective markets and have contributed an average of 35 percent growth over the last three years.

Manufacturing

Biotechnology products are among the most complex to manufacture in commercial quantities, and maintaining their purity and safety is paramount at every step of the manufacturing process. Genentech is the world's leading producer of therapeutic proteins, including monoclonal antibodies, with state-of-the-art facilities in the United States and Europe.

Marketed Products

Herceptin® (Trastuzumab)
ANTI-HER2 ANTIBODY
Metastatic breast cancer in HER2-overexpressed tumors

Rituxan® (Rituximab)
ANTI-CD20 ANTIBODY
Relapsed or refractory low-grade or follicular, CD20-positive, B-cell non-Hodgkin's lymphoma

TNKase™ (Tenecteplase)
SINGLE-BOLUS THROMBOLYTIC AGENT
Acute myocardial infarction (AMI)

Activase® (Alteplase, recombinant)
A TISSUE-PLASMINOGEN ACTIVATOR
AMI, acute ischemic stroke, acute massive pulmonary embolism

Cathflo™ Activase® (Alteplase)
A TISSUE-PLASMINOGEN ACTIVATOR
For the restoration of function to central venous access devices

Pulmozyme® (dornase alfa, recombinant)
INHALATION SOLUTION
For the management of cystic fibrosis (including patients under age 5)

Nutropin Depot® [somatropin (rDNA origin) for injectable suspension]
GROWTH HORMONE
For the treatment of growth failure due to inadequate endogenous growth hormone secretion in children

Nutropin AQ® [somatropin (rDNA origin) injection]
LIQUID FORMULATION GROWTH HORMONE
Growth hormone deficiency (GHD) in children and adults. Growth failure associated with chronic renal insufficiency (CRI) prior to kidney transplantation. Short stature associated with Turner syndrome

Nutropin® [somatropin (rDNA origin) for injection]
GROWTH HORMONE
GHD in children and adults. Growth failure associated with CRI prior to kidney transplantation. Short stature associated with Turner syndrome

Protropin® (somatrem for injection)
GROWTH HORMONE
GHD in children

financial highlights (unaudited)

(in millions, except per share and employee data)

Years Ended December 31	2001 Actual	2001 Pro forma[1]	2000 Actual	2000 Pro forma[1]	1999 Actual[2]	1999 Pro forma[1]	% Change from Preceding Year[3] 01/00	% Change from Preceding Year[3] 00/99
Total revenues	**$ 2,212.3**	**$ 2,202.3**	$ 1,736.4	$ 1,736.4	$ 1,401.0	$ 1,401.0	27%	24%
Product sales	**1,742.9**	**1,742.9**	1,278.3	1,278.3	1,039.1	1,039.1	36	23
Cost of sales	**354.5**	**354.5**	364.9	272.0	285.6	192.2	30	42
Research and development (R&D) expenses	**526.2**	**526.2**	489.9	489.9	367.3	367.3	7	33
Marketing, general and administrative expenses	**474.4**	**474.4**	368.2	368.2	393.6	393.6	29	(6)
Collaboration profit sharing	**246.7**	**246.7**	128.8	128.8	74.3	74.3	92	73
Special charges[4]	**—**	**—**	—	—	1,437.7	—	—	—
Recurring charges related to redemption[5]	**321.8**	**—**	375.3	—	197.7	—	—	—
Cumulative effect of accounting change, net of tax[6]	**(5.6)**	**—**	(57.8)	—	—	—	—	—
Net income (loss)	**150.3**	**404.5**	(74.2)	325.1	(1,157.5)	246.7	24	32
Diluted earnings (loss) per share[7]	**0.28**	**0.76**	(0.14)	0.61	(2.26)	0.47	25	30
R&D expense as a % of revenues	**—**	**24%**	—	28%	—	26%	—	—
Net income as a % of revenues	**—**	**18%**	—	19%	—	18%	—	—
Shares used to compute diluted earnings (loss) per share[7]	**535.3**	**535.3**	522.2	536.1	512.9	529.5	—	1
Actual shares at year-end[7]	**528.3**	**—**	525.5	—	516.2	—	1	2
Stock price at year-end[7]	**$ 54.25**	**—**	$ 81.50	—	$ 67.25	—	(33)	21
No cash dividends were paid								
Cash, short-term investments and long-term marketable securities	**$ 2,816.5**	**—**	$ 2,459.4	—	$ 1,957.4	—	15	26
Property, plant and equipment, net	**865.7**	**—**	752.9	—	730.1	—	15	3
Total assets	**7,134.8**	**—**	6,716.4	—	6,537.8	—	6	3
Total stockholders' equity	**5,919.8**	**—**	5,674.2	—	5,269.8	—	4	8
Capital expenditures	**213.4**	**—**	112.7	—	95.0	—	89	19
Number of employees at year-end	**4,950**	**—**	4,459	—	3,883	—	11	15

(1) Pro forma amounts exclude (i) the special charges in 1999 related to the June 30, 1999 redemption of our Special Common Stock (or the Redemption) and the effects of "push-down" accounting as required by U.S. generally accepted accounting principles, and legal settlements, (ii) recurring charges related to the Redemption, and (iii) costs in 2000 and 1999 related to the sale of inventory that was written up at the Redemption, and their related tax effects. In addition, pro forma excludes the cumulative effect of accounting changes, net of tax, in 2001 and 2000, and the changes in fair value of certain derivatives ($10.0 million) recorded in contract and other revenues in 2001 under Statement of Financial Accounting Standards No. 133 (or FAS 133) on Accounting for Derivative Instruments and Hedging Activities. For further information on these charges, see the "Results of Operations" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our 2001 Form 10-K on file with the Securities and Exchange Commission (or the SEC).

(2) Actual 1999 results include the combined New Basis and Old Basis presentation from the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows. For further information, see our 2001 Form 10-K (Part II, Item 8) on file with the SEC.

(3) Percent change and graphs are based on pro forma amounts and shares where applicable.

(4) Amount includes $1,207.7 million related to the Redemption and push-down accounting, and $230.0 million related to legal settlements.

(5) Amounts primarily relate to the amortization of goodwill and other intangible assets due to the Redemption and push-down accounting.

(6) We adopted FAS 133 on January 1, 2001 and the SEC's Staff Accounting Bulletin No. 101 on revenue recognition on January 1, 2000, and recorded the cumulative effect of accounting changes, net of tax, in 2001 and 2000, respectively.

(7) All share and per share amounts reflect the two-for-one splits of our Common Stock that were effected in October 2000 and November 1999.

Total Revenues[3]


2500
2000
1500
1000
500
$1,401
$1,736
$2,202
1999
2000
2001
Product sales
Royalties
Contract, interest and other

Product Sales


2000
1600
1200
800
400
$1,039
$1,278
$1,743
1999
2000
2001

Diluted Earnings per Share[3]


1.00
0.80
0.60
0.40
0.20
$0.47
$0.61
$0.76
1999
2000
2001

11-year financial summary (unaudited)

(in millions, except per share and employee data)

	2001		2000		1999	
	Actual	**Pro forma[2]**	Actual	Pro forma[2]	Actual[7]	Pro forma[2]
Total revenues	**$ 2,212.3**	**$ 2,202.3**	$ 1,736.4	$ 1,736.4	$ 1,401.0	$ 1,401.0
Product sales	**1,742.9**	**1,742.9**	1,278.3	1,278.3	1,039.1	1,039.1
Royalties	**264.5**	**264.5**	207.2	207.2	189.3	189.3
Contract and other	**74.4** [9]	**64.4**	160.4 [6]	160.4 [6]	83.2	83.2
Interest income	**130.5**	**130.5**	90.5	90.5	89.4	89.4
Total costs and expenses	**$ 1,929.3**	**$ 1,607.5**	$ 1,732.4	$ 1,264.2	$ 2,761.6	$ 1,032.8
Cost of sales	**354.5**	**354.5**	364.9[8]	272.0	285.6[8]	192.2
Research and development	**526.2**	**526.2**	489.9	489.9	367.3	367.3
Marketing, general and administrative	**474.4**	**474.4**	368.2	368.2	393.6	393.6
Collaboration profit sharing	**246.7**	**246.7**	128.8	128.8	74.3	74.3
Special charges	**—**	**—**	—	—	1,437.7[3]	—
Recurring charges related to redemption[4]	**321.8**	**—**	375.3	—	197.7	—
Interest expense	**5.7**	**5.7**	5.3	5.3	5.4	5.4
Income (loss) data						
Income (loss) before taxes and cumulative effect of accounting change	**$ 283.0**	**$ 594.8**	$ 4.0	$ 472.2	$(1,360.6)	$ 368.2
Income tax provision (benefit)	**127.1**	**190.3**	20.4	147.1	(203.1)	121.5
Income (loss) before cumulative effect of accounting change	**155.9**	**404.5**	(16.4)	325.1	(1,157.5)	246.7
Cumulative effect of accounting change, net of tax	**(5.6)**[9]	**—**	(57.8)[6]	—	—	—
Net income (loss)	**150.3**	**404.5**	(74.2)	325.1	(1,157.5)	246.7
Earnings (loss) per share:						
Basic	**$ 0.29**	**$ 0.77**	$ (0.14)	$ 0.62	$ (2.26)	$ 0.48
Diluted	**0.28**	**0.76**	(0.14)	0.61	(2.26)	0.47
Selected balance sheet data						
Cash, short-term investments and long-term marketable securities	**$ 2,816.5**	**—**	$ 2,459.4	—	$ 1,957.4	—
Accounts receivable	**303.3**	**—**	261.7	—	214.8	—
Inventories	**356.9**	**—**	265.8	—	275.2	—
Property, plant and equipment, net	**865.7**	**—**	752.9	—	730.1	—
Goodwill	**1,302.5**	**—**	1,455.8	—	1,609.1	—
Other intangible assets	**1,113.3**	**—**	1,280.4	—	1,453.3	—
Other long-term assets	**175.6**	**—**	168.5	—	201.1	—
Total assets	**7,134.8**	**—**	6,716.4	—	6,537.8	—
Total current liabilities	**651.8**	**—**	453.3	—	480.5	—
Long-term debt	**—**[10]	**—**	149.7	—	149.7	—
Total liabilities	**1,215.0**	**—**	1,042.2	—	1,268.0	—
Total stockholders' equity	**5,919.8**	**—**	5,674.2	—	5,269.8[5]	—
Other data						
Depreciation and amortization expense	**$ 428.1**	**—**	$ 463.0	—	$ 280.7	—
Capital expenditures	**213.4**	**—**	112.7	—	95.0	—
Share information						
Shares used to compute EPS:						
Basic	**527.0**	**527.0**	522.2	522.2	512.9	512.9
Diluted	**535.3**	**535.3**	522.2	536.1	512.9	529.5
Actual year-end	**528.3**	**—**	525.5	—	516.2	—
Per share data						
Market price: High	**$ 84.00**	**—**	$ 117.25	—	$ 22.50 $ 71.50**	—
Low	**$ 37.99**	**—**	$ 46.13	—	$ 18.63 $ 24.25**	—
Book value	**$ 11.21**	**—**	$ 10.80	—	$ 10.21	—
Number of employees at year-end	**4,950**	**—**	4,459	—	3,883	—

	1998	1997	1996	1995	1994	1993	1992	1991
	$ 1,150.9	$ 1,016.7	$ 968.7	$ 917.8	$ 795.4	$ 649.7	$ 544.3	$ 515.9
	717.8	584.9	582.8	635.3	601.0	457.4	391.0	383.3
	229.6	241.1	214.7	190.8	126.0	112.9	91.7	63.4
	114.8	121.6	107.0	31.2	25.6	37.9	16.7	20.4
	88.7	69.1	64.2	60.5	42.8	41.5	44.9	48.8
	$ 898.3	$ 846.9	$ 820.8	$ 745.6	$ 665.8	$ 590.8	$ 522.3	$ 469.8
	138.6	102.5	104.5	97.9	95.8	70.5	66.8	68.4
	396.2	470.9	471.1	363.0	314.3	299.4	278.6	221.3
	319.1	269.9	240.1	251.7	248.6	214.4	172.5	175.3
	39.8	—	—	—	—	—	—	—
	—	—	—	25.0[1]	—	—	—	—
	—	—	—	—	—	—	—	—
	4.6	3.6	5.1	8.0	7.1	6.5	4.4	4.8
	$ 252.6	$ 169.8	$ 147.9	$ 172.2	$ 129.6	$ 58.9	$ 22.0	$ 46.1
	70.7	40.8	29.6	25.8	5.2	—	1.1	1.8
	181.9	129.0	118.3	146.4	124.4	58.9	20.9	44.3
	—	—	—	—	—	—	—	—
	181.9	129.0	118.3	146.4	124.4	58.9	20.9	44.3
	$ 0.36	$ 0.26	$ 0.25	$ 0.31	$ 0.27	$ 0.13	$ 0.05	$ 0.10
	0.35	0.26	0.24	0.30	0.26	0.12	0.05	0.10
	$ 1,604.6	$ 1,286.5	$ 1,159.1	$ 1,096.8	$ 920.9	$ 719.8	$ 646.9	$ 711.4
	149.7	189.2	197.6	172.2	146.3	130.5	93.9	69.0
	148.6	116.0	91.9	93.6	103.2	84.7	65.3	56.2
	700.2	683.3	586.2	503.7	485.3	456.7	432.5	342.5
	—	—	—	—	—	—	—	—
	65.0	54.7	40.1	42.2	16.0	13.8	12.7	25.9
	131.3	122.5	109.1	63.3	45.0	50.3	24.4	16.8
	2,855.4	2,507.6	2,226.4	2,011.0	1,745.1	1,468.8	1,305.1	1,231.4
	291.3	289.6	250.0	233.4	220.5	190.7	133.5	118.6
	150.0	150.0	150.0	150.0	150.4	151.2	152.0	152.9
	511.6	476.4	425.3	408.9	396.3	352.0	297.8	281.7
	2,343.8	2,031.2	1,801.1	1,602.0	1,348.8	1,116.8	1,007.3	949.7
	$ 78.1	$ 65.5	$ 62.1	$ 58.4	$ 53.5	$ 44.0	$ 52.2	$ 46.9
	88.1	154.9	141.8	70.2	82.8	87.5	126.0	71.3
	503.3	492.2	482.5	473.1	464.0	455.6	447.7	444.1
	519.5	505.6	495.9	487.0	480.8	475.0	460.0	452.9
	508.5	497.0	485.7	477.1	469.0	459.3	451.5	445.2
	$ 19.94	$ 15.16	$ 13.85	$ 13.25*	$ 13.38	$ 12.63	$ 9.88	$ 9.07
	$ 14.82	$ 13.32	$ 12.85	$ 11.13*	$ 10.44	$ 7.82	$ 6.47	$ 5.19
	$ 4.61	$ 4.09	$ 3.71	$ 3.36	$ 2.88	$ 2.43	$ 2.23	$ 2.14
	3,389	3,242	3,071	2,842	2,738	2,510	2,331	2,202

11-year financial summary footnotes (unaudited)

We have paid no dividends.

The 11-year Financial Summary above reflects adoption of Statement of Financial Accounting Standards (or FAS) No. 133 in 2001, The Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (or SAB 101) in 2000, FAS 130 and 131 in 1998, FAS 128 and 129 in 1997, FAS 121 in 1996, FAS 115 in 1994 and FAS 109 in 1992.

All share and per share amounts reflect the two-for-one splits of our Common Stock that were effected in 2000 and 1999.

* Special Common Stock began trading October 26, 1995. On October 25, 1995, pursuant to the 1995 Agreement with Roche Holdings, Inc. (or Roche), each share of our Common Stock not held by Roche or its affiliates automatically converted to one share of Special Common Stock.

** Common Stock began trading July 20, 1999; prior to that date, shares were Special Common Stock. On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche (also known as the Redemption). Roche's percentage ownership of our outstanding equity increased from 65% to 100%. On July 23, 1999, October 26, 1999, and March 29, 2000, Roche completed public offerings of our Common Stock. On January 19, 2000, Roche completed an offering of zero-coupon notes that are exchangeable for an aggregate of 13.0 million shares of our Common Stock held by Roche. Roche's percentage ownership was 58.0% at December 31, 2001.

(1) Primarily includes charges related to the 1995 merger and the 1995 Agreement with Roche ($21.0 million).

(2) Pro forma amounts exclude (i) the special charges in 1999 related to the June 30, 1999 Redemption and the effects of "push-down" accounting as required by U.S. generally accepted accounting principles, and legal settlements, (ii) recurring charges related to the Redemption, and (iii) costs in 2000 and 1999 related to the sale of inventory that was written up at the Redemption, and their related tax effects. In addition, pro forma excludes the cumulative effect of accounting changes, net of tax, in 2001 and 2000, and the changes in fair value of certain derivatives ($10.0 million) recorded in contract and other revenues in 2001 under FAS 133 on Accounting for Derivative Instruments and Hedging Activities. For further information on these charges, see the "Results of Operations" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our 2001 Form 10-K on file with the Securities and Exchange Commission (or the SEC).

(3) Charges related to the Redemption and push-down accounting ($1,207.7 million) and legal settlements ($230.0 million).

(4) Primarily reflects amortization of goodwill and other intangible assets related to the Redemption and push-down accounting.

(5) Reflects the impact of the Redemption and related push-down accounting of $5,201.9 million of excess purchase price over net book value, net of charges and accumulated amortization of goodwill and other intangible assets.

(6) Reflects the impact of the adoption of SAB 101 on revenue recognition effective January 1, 2000.

(7) Actual 1999 results reflect the June 30, 1999 Redemption and push-down accounting and include the combined New Basis and Old Basis periods presented in the 1999 Consolidated Statements of Operations and Consolidated Statements of Cash Flows. Refer to our 2001 Form 10-K (Part II, Item 8) on file with the SEC.

(8) Includes costs related to the sale of inventory that was written up at the Redemption due to push-down accounting.

(9) Reflects the impact of the adoption of FAS 133 on Accounting for Derivative Instruments and Hedging Activities.

(10) The $149.7 million long-term debt was reclassified to current liabilities to reflect the March 27, 2002 maturity.

stockholder information

Common Stock, Special Common Stock and Redeemable Common Stock Information

Stock Trading Symbol: DNA

Stock Exchange Listings

Our Common Stock began trading on the New York Stock Exchange under the symbol "DNA" on July 20, 1999. On June 30, 1999, we redeemed all of our outstanding Callable Putable Common Stock, or Special Common Stock, held by stockholders other than Roche Holdings, Inc. (or Roche). Our Special Common Stock had traded on the New York Stock Exchange and the Pacific Exchange under the symbol "GNE" from October 26, 1995, through June 16, 1999. On October 25, 1995, our non-Roche stockholders approved an agreement with Roche, referred to herein as the "Agreement." Pursuant to the Agreement, each share of our Common Stock not held by Roche or its affiliates automatically converted to one share of Special Common Stock. From July 3, 1995, through October 25, 1995, our Common Stock was traded on the New York Stock Exchange under the symbol "GNE." After the close of business on June 30, 1995, each share of our Redeemable Common Stock automatically converted to one share of Common Stock. The conversion was in accordance with the terms of the Redeemable Common Stock put in place at the time of its issuance on September 7, 1990, when our merger with a wholly owned subsidiary of Roche was consummated. Our Redeemable Common Stock traded on the New York Stock Exchange under the symbol "GNE" from September 10, 1990, to June 30, 1995. Our Common Stock was traded on the New York Stock Exchange under the symbol "GNE" from March 2, 1988, until September 7, 1990, and on the Pacific Exchange under the symbol "GNE" from April 12, 1988, until September 7, 1990. Our Common Stock was previously traded in the NASDAQ National Market System under the symbol "GENE." No dividends have been paid on the Common Stock, Special Common Stock or Redeemable Common Stock. We currently intend to retain all future income for use in the operation of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

Common Stockholders

As of December 31, 2001, there were approximately 1,621 stockholders of record of our Common Stock, one of which is Cede & Co., a nominee for Depository Trust Company or DTC. All of the shares of Common Stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are therefore considered to be held of record by Cede & Co. as one stockholder.

Stock Prices

	Common Stock			
	2001		2000	
	High	**Low**	High	Low
4th Quarter	**$ 58.95**	**$ 39.50**	$ 92.84	$ 64.00
3rd Quarter	**58.10**	**37.99**	97.25	71.50
2nd Quarter	**58.19**	**40.00**	86.00	42.25
1st Quarter	**84.00**	**38.50**	122.50	58.50

stockholder information

Headquarters

Genentech, Inc.
1 DNA Way
South San Francisco, California 94080-4990
(650) 225-1000
www.gene.com

Stock Listing

Genentech is listed on the New York Stock Exchange under the symbol DNA.

Transfer Agent

Communications concerning transfer requirements, lost certificates and change of address should be directed to Genentech's transfer agent:

EquiServe, LP
Stockholder Services
Post Office Box 43010
Providence, Rhode Island 02940-3010

Telephone: (800) 733-5001
Fax: (781) 828-8813
www.equiserve.com

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m. Pacific time on April 11, 2002, at The Westin Hotel, 1 Old Bayshore Highway, Millbrae, California. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent to each stockholder of record as of February 11, 2002.

Investor Relations

Genentech invites stockholders, security analysts, representatives of portfolio management firms and other interested parties to contact:

Michael Burchmore, Pharm.D.
Director, Investor Relations
(650) 225-8852 phone
(650) 225-8326 fax

Katherine Littrell, Ph.D., R.N.
Associate Director, Investor Relations
(650) 225-1034 phone
(650) 225-8326 fax

Genentech, Inc.
1 DNA Way
South San Francisco, California 94080-4990
e-mail: investor.relations@gene.com

Additional Information

If you need additional assistance or information regarding the company, or would like to receive a free copy of Genentech's Form 10-K and 10-Q reports filed with the Securities and Exchange Commission, contact the Investor Relations Department at Genentech's corporate offices by sending an e-mail message to investor.relations@gene.com or calling (650) 225-1599. You can direct requests for literature to Genentech's literature request line at (800) 488-6519, or you can visit Genentech's site on the World Wide Web at www.gene.com.

Independent Auditors

Ernst & Young LLP
Palo Alto, California

Want to learn more about Genentech?

Visit us on the World Wide Web: www.gene.com

DESIGN: VSA PARTNERS, INC. PRINTING: H. MACDONALD



Executive Committee from left to right: Richard Scheller, Stephen Juelsgaard, Myrtle Potter, Arthur Levinson, Susan Desmond-Hellmann and Louis Lavigne

Our mission is to be the leading biotechnology company, using human genetic information to discover, develop, commercialize and manufacture biotherapeutics that address significant unmet medical needs. We commit ourselves to high standards of integrity in contributing to the best interests of patients, the medical profession, our employees and our communities, and to seeking significant returns to our stockholders based on the continued pursuit of excellent science.

Board of Directors

Arthur D. Levinson, Ph.D.
Chairman and Chief Executive Officer
Genentech, Inc.

Herbert W. Boyer, Ph.D.
Co-founder of Genentech, Inc. and
Professor Emeritus of
Biochemistry and Biophysics
University of California, San Francisco

Franz B. Humer, Ph.D.
Chairman and Chief Executive Officer
The Roche Group, a research-based
healthcare company

Jonathan K. C. Knowles, Ph.D.
President of Global Research
The Roche Group, a research-based
healthcare company

Sir Mark Richmond, Ph.D.
Senior Research Fellow
School of Public Policy
University College, London

Charles A. Sanders, M.D.
Former Chairman and
Chief Executive Officer
Glaxo, Inc., a research-based
healthcare company

Officers

Arthur D. Levinson, Ph.D.*
Chairman and Chief Executive Officer

Susan D. Desmond-Hellmann, M.D., M.P.H.*
Executive Vice President
Development and
Product Operations and
Chief Medical Officer

Louis J. Lavigne, Jr.*
Executive Vice President and
Chief Financial Officer

Myrtle S. Potter*
Executive Vice President
Commercial Operations and
Chief Operating Officer

Stephen G. Juelsgaard, D.V.M., J.D.*
Senior Vice President,
General Counsel and Secretary

Richard H. Scheller, Ph.D.*
Senior Vice President
Research

David A. Ebersman
Senior Vice President
Product Operations

Robert L. Garnick, Ph.D.
Senior Vice President
Regulatory, Quality and Compliance

Paula M. Jardieu, Ph.D.
Senior Vice President
Development Sciences

Mark J. Ahn
Vice President
Hematology Marketing and Sales

W. Robert Arathoon, Ph.D.
Vice President
Corporate Manufacturing Operations

J. Joseph Barta
Vice President
Compliance

Ronald C. Branning
Vice President
Global Quality

Stephen G. Dilly, M.D., Ph.D.
Vice President
Medical Affairs

Claudia Estrin
Vice President
Decision Support and
Commercial Innovation

Roy C. Hardiman, J.D.
Vice President
Corporate Law and
Assistant Secretary

Francis A. Jackson
Vice President
Vacaville Product Operations

Sean A. Johnston, Ph.D.
Vice President
Intellectual Property and
Assistant Secretary

R. Guy Kraines
Vice President
Corporate Information Technology

Joseph S. McCracken, D.V.M.
Vice President
Business and Commercial Development

Walter K. Moore
Vice President
Government Affairs

Genesio Murano, Ph.D.
Vice President
Regulatory Affairs

David Nagler
Vice President
Human Resources

Diane L. Parks
Vice President
Cardiovascular and Specialty Therapeutics
Marketing and Sales

Andrew Scherer
Vice President
Engineering, Facilities and
Genentech Espana

Bernice R. Welles, M.D.
Vice President
Product Development

John M. Whiting
Vice President,
Controller and
Chief Accounting Officer

Thomas T. Thomas, II
Treasurer

Staff Scientists

Avi J. Ashkenazi, Ph.D.
Research

Thomas A. Bewley, Ph.D.
Process Sciences

Stuart Bunting, Ph.D.
Research

Abraham De Vos, Ph.D.
Research

Vishva Dixit, Ph.D.
Research

Napoleone Ferrara, M.D.
Research

David Giltinan, Ph.D.
Medical Affairs

Tim Gregory, Ph.D.
Process Sciences

Andrew J. S. Jones, D. Phil.
Analytical Sciences

Timothy A. Stewart, Ph.D.
Research

William I. Wood, Ph.D.
Research

Distinguished Engineers

Chung Hsu, Ph.D., P.E.
Process Sciences

Robert van Reis
Process Sciences

*Member of Executive Committee

Genentech
IN BUSINESS FOR LIFE

ONE DNA WAY
SOUTH SAN FRANCISCO, CALIFORNIA 94080-4990
(650) 225-1000

www.gene.com

SKU# 0724-AR-02